UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED

For the Quarter Ended March 31, 2003

AGL Resources Inc.

(Name of registered holding company)

Ten Peachtree Place

Atlanta, Georgia 30309

(Address of principal executive offices)

Inquiries concerning this Form U-9C-3 may be directed to:

Richard T. O’Brien

Executive Vice President and Chief Financial Officer

AGL Resources Inc.

Ten Peachtree Place

Atlanta, Georgia 30309

404-584-9470

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ITEM 1 - ORGANIZATION CHART

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Organization	% of Voting Securities Held	Nature of Business (a)
AGL Resources Inc. (AGL Resources) (b)		11/27/1995	Georgia		RHC
AGL Investments, Inc. (AGLI) (b)		11/27/1995	Georgia	100%	IHC
Sequent, LLC (Sequent)	Energy	01/29/2001	Georgia	100%	IHC
Sequent Energy Management, LP (SEM)	Energy	06/29/2001	Georgia	1%	(c)
Sequent Energy Marketing, LP *	Energy	07/12/2001	Georgia	1%	Inactive
Sequent Holdings, LLC	Energy	06/29/2001	Georgia	100%	IHC
SEM	Energy	06/29/2001	Georgia	99%	(c)
Sequent Energy Marketing, LP *	Energy	07/12/2001	Georgia	99%	Inactive
Southeastern LNG, Inc.	Gas	11/14/2000	Georgia	100%	(d)
Georgia Natural Gas Company (GNG)	Gas	09/10/1996	Georgia	100%	(e)
SouthStar Energy Services, LLC	Gas	07/13/1998	Delaware	50%	(f)
AGL Peaking Services, Inc. *	Gas	11/21/1997	Georgia	100%	(g)

*

This company was inactive during the reporting period ended March 31, 2003.

(a)

The following acronyms are used in Item 1:  RHC – registered holding company, IHC – intermediate holding company.

(b)

AGL Resources and AGLI are not reporting companies but are included in this Item 1 because they hold securities, directly or indirectly, in the energy-related and gas-related companies as indicated.

(c)

SEM is an asset optimization, gas supply services, and wholesale marketing and risk management subsidiary.

(d)

Southeastern LNG, Inc. owns and operates a fleet of liquefied natural gas tankers.

(e)

GNG owns a noncontrolling 70% financial interest in SouthStar Energy Services, LLC (“SouthStar”), a joint venture with a subsidiary of Piedmont Natural Gas Company. Although AGL Resources owns 70% of SouthStar, most matters of significance require the unanimous vote of each owner’s representative to the governing board of SouthStar.  Prior to March 11, 2003, GNG owned 50% of SouthStar, with subsidiaries of Piedmont Natural Gas Company and Dynegy Holdings Inc. owning 20% and 30%, respectively.

(f)

SouthStar markets natural gas and related services to retail customers, principally in Georgia. SouthStar is the largest retail marketer of natural gas in Georgia with a market share of 38% and operates under the trade name Georgia Natural Gas.

(g)

During September 2001, AGL Peaking Services, Inc. (“AGL Peaking”) terminated its investment in Etowah LNG Company, LLC (“Etowah”), a joint venture with Southern Natural Gas Company. Etowah was formed for the purpose of constructing, owning, and operating a liquefied natural gas peaking facility.  AGL Peaking owns property formerly designated for the peaking facility, but has no active operations.

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ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company issuing security	Type of security issued	Principal amount of security	Issue or renewal	Cost of capital	Person to whom security was issued	Collateral given with security	Consideration received for each security
No reportable issues.

Company contributing capital	Company receiving capital	Amount of capital contribution
No reportable capital contributions.

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies (in thousands)

Reporting Company Rendering Services	Associate Company Receiving Services (a)	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
SEM	Atlanta Gas Light Company	Gas procurement, scheduling and other	$ 57	--	--	$ 57
SEM	Virginia Natural Gas, Inc.	Gas procurement, scheduling and other	$ 80	--	--	$ 80
SEM	Chattanooga Gas Company	Gas procurement, scheduling and other	$ 37	--	--	$ 37
SEM	Atlanta Gas Light Company	Gas Transmission Storage Management	**	**	**	**
SEM	Virginia Natural Gas, Inc.	Gas Transmission Storage Management	**	**	**	**
SEM	Chattanooga Gas Company	Gas Transmission Storage Management	**	**	**	**

(a)

All services are being provided at cost and are being billed (with the exception of certain direct billings) through AGL Services Company (“AGSC”). As per Rules 80 and 81, energy purchases are not reported hereunder.

**

Represents information filed separately with the Commission pursuant to a request for confidential treatment pursuant to Rule 104 of the Public Utility Holding Company Act of 1935, as amended.

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Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies (in thousands)

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
AGSC	SEM	Support (b)	$ 1,020	$ 144	$ 19	$ 1,183
AGSC	Southeastern LNG, Inc.	Support (c)	$ 9	$ 1	-	$ 10
AGSC	GNG	Support (d)	$ 53	$ 19	$ 1	$ 73
AGSC	AGL Peaking	Support (e)	-	$ 2	-	$ 2

(a)

Sequent receives support services (i.e. accounting, information services, human resources, payroll, etc.) from AGSC which are billed pursuant to a standard at-cost service agreement with AGSC. Detailed information with respect to transactions under the agreement is not provided in this report, but will be provided by Form U-13-60.

(b)

Southeastern LNG, Inc. receives support services from AGSC.  Detailed information with respect to transactions under the agreement is not provided in this report but will be provided by Form U-13-60.

(c)

GNG receives support services (i.e. accounting, legal, risk management, etc.) from AGSC which are billed pursuant to a standard at-cost service agreement with AGSC. Detailed information with respect to transactions under the agreement is not provided in this report, but will be provided by Form U-13-60.

(d)

AGL Peaking receives support services from AGSC.  Detailed information with respect to transactions under the agreement is not provided in this report, but will be provided by Form U-13-60.

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ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):

Total consolidated capitalization of AGL Resources as of December 31, 2002 (1)	$2,045,701		Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	306,855		Line 2
Greater of $50 million or line 2		$306,855	Line 3
Total current aggregate investment (2)
(categorized by major line of energy-related business)
Sequent organization (3)	9,793
Total current aggregate investment		9,793	Line 4
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)		$297,062

Investments in gas-related companies (in thousands):

Total current aggregate investment (2)
(categorized by major line of gas-related business)
GNG	9,870
SouthStar (3)	72,224
AGL Peaking	1,987
Southeastern LNG, Inc.	550
Total current aggregate investment		84,631	Line 5
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 5)		$222,224

(1) Total capitalization consists of common shareholders' equity, long-term debt including current portion, preferred stock, and short-term debt.
(2) Total current aggregate investment consists of common stock owned by system companies, premium on common stock, and retained earnings.
(3) GNG’s portion of SouthStar’s owner’s equity.

ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3 Report	Reason for Difference in Other Investment

None

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ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A Financial Statements
Exhibit I	Balance Sheets of Sequent; SEM; Sequent Holdings, LLC; Southeastern LNG, Inc.; GNG, and AGL Peaking as of March 31, 2003 (Submitted under confidential treatment request pursuant to Rule 104(b))
Exhibit Ia	Balance Sheet of SouthStar as of March 31, 2003 (Submitted under confidential treatment request pursuant to Rule 104(b))
Exhibit II	Income Statement for the Three Months Ended March 31, 2003 for Sequent; SEM; Southeastern LNG, Inc.; GNG and AGL Peaking (Submitted under confidential treatment request pursuant to Rule 104(b))
Exhibit IIa	Income Statement for the Three Months Ended March 31, 2003 for SouthStar (Submitted under confidential treatment request pursuant to Rule 104(b))
B Exhibits
Exhibit III	The certificate as to filing with interested state commissions is attached hereto as Exhibit III.
Exhibit IV	Gas Transmission Storage Management Agreement between SEM and Atlanta Gas Light Company (Submitted under confidential treatment request pursuant to Rule 104(b))
Exhibit V	Gas Transmission Storage Management Agreement between SEM and Virginia Natural Gas, Inc. (Submitted under confidential treatment request pursuant to Rule 104(b))
Exhibit VI	Gas Transmission Storage Management Agreement between SEM and Chattanooga Gas Company (Submitted under confidential treatment request pursuant to Rule 104(b))

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SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended.

AGL RESOURCES INC.

By: /s/ Richard T. O’Brien

Richard T. O’Brien
Executive Vice President and
Chief Financial Officer

May 30, 2003

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